SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                              UnitedGlobalCom, Inc.
                              ---------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   913247 50 8
                                   -----------
                                 (CUSIP Number)

                                Michelle L. Keist
                              UnitedGlobalCom, Inc.
                        4643 S. Ulster Street, Suite 1300
                                Denver, CO 80237
                                 (303) 770-4001
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2002
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

CUSIP NO.: 913247 50 8               13D                      Page 2 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Albert M. Carollo, Sr.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       334,503 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    334,503 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     334,503 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 112,083 shares of Class A Stock Mr. Carollo would acquire upon exercise of presently exercisable stock options, and includes 222,420 shares of Class A Stock issuable upon conversion of 222,420 shares of the Issuer's Class B Stock owned by Carollo Company, a general partnership, of which Mr. Carollo is a partner.
(2) Adjusted for the exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                      Page 3 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Carollo Company
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       222,420 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    222,420 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     222,420 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 222,420 shares of Class A Stock issuable upon conversion of 222,420 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                      Page 4 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Albert & Carolyn Company
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       222,412 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    222,412 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     222,412 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 222,412 shares of Class A Stock issuable upon conversion of 222,412 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                      Page 5 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    James R. Carollo Living Trust
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       222,412 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    222,412 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     222,412 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 222,412 shares of Class A Stock issuable upon conversion of 222,412 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                      Page 6 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    John B. Carollo Living Trust
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       111,200 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    111,200 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     111,200 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 111,200 shares of Class A Stock issuable upon conversion of 111,200 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                      Page 7 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael T. Fries
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       666,762 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    666,762 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     666,762 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 414,208 shares of Class A Stock Mr. Fries would acquire upon exercise of presently exercisable stock options and includes 91,580 shares of Class A Stock issuable upon conversion of 91,580 shares of Class B Stock and 140,792 shares of Class A Stock all owned by The Fries Family Partnership LLLP, of which Mr. Fries may appoint the trustee of the general partner thereof.
(2) Adjusted for the exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                      Page 8 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Fries Family Partnership LLLP
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       232,372 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    232,372 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     232,372 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 91,580 shares of Class A Stock issuable upon conversion of 91,580 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                      Page 9 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Curtis Rochelle
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       2,063,023 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    2,063,023 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,063,023 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.8% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 112,083 shares of Class A Stock Mr. Rochelle would acquire upon exercise of presently exercisable stock options, and includes 1,796,940 shares of Class A Stock issuable upon conversion of 1,796,940 shares of the Issuer's Class B Stock and 150,000 shares of Class A Stock all owned by the Rochelle Limited Partnership of which the Curtis Rochelle Trust is the general partner. Mr. Rochelle is the trustee of said general partner. Also includes 4,000 shares of Class A Stock owned by a corporation of which Mr. Rochelle is a director and greater than 10% beneficial owner.
(2) Adjusted for the exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 10 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Rochelle Limited Partnership
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       1,946,940 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    1,946,940 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,946,940 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 1,796,940 shares of Class A Stock issuable upon conversion of 1,796,940 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 11 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Marian Rochelle
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       368,502 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    368,502 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     368,502 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 222,368 shares of Class A Stock issuable upon conversion of 222,368 shares of Class B Stock and 142,134 shares of Class A Stock all owned by the Marian H. Rochelle Revocable Trust of which Ms. Rochelle is the trustee. Also includes 4,000 shares of Class A Stock owned by a corporation of which Ms. Rochelle is a director and greater than 10% beneficial owner.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 12 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Marian H. Rochelle Revocable Trust
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       364,502 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    364,502 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     364,502 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 222,368 shares of Class A Stock issuable upon conversion of 222,368 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 13 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Jim Rochelle
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       66,912 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    66,912 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     66,912 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 66,912 shares of Class A Stock issuable upon conversion of 66,912 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 14 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Kathleen Jaure
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       76,912 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    76,912 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,912 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 76,912 shares of Class A Stock issuable upon conversion of 76,912 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 15 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    April Brimmer Kunz
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       99,956 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    99,956 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     99,956 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 32,756 shares of Class A Stock issuable upon conversion of 32,756 shares of Class B Stock. Also includes 4,000 shares of Class B Stock owned by a corporation of which Ms. Kunz is a director and greater than 10% beneficial owner.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 16 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Gene W. Schneider
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       5,633,390 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    5,633,390 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,633,390 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.0% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 816,493 shares of Class A Stock Mr. Schneider would acquire upon exercise of presently exercisable stock options and includes 4,806,728 shares of Class A Stock issuable upon conversion of 4,806,728 shares of the Issuer's Class B Stock of which 3,063,512 shares are held by G. Schneider Holdings, Co., a limited partnership, of which Mr. Schneider is the general partner.
(2) Adjusted for the exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 17 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    G. Schneider Holdings Co.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       3,063,512 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    3,063,512 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,063,512 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.7% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 3,063,512 shares of Class A Stock issuable upon conversion of 3,063,512 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 18 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Mark L. Schneider
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       405,270 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    405,270 (1)(2)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     405,270 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (3)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 107,848 shares of Class A Stock Mr. Schneider would acquire upon exercise of presently exercisable stock options, and includes 170,736 shares of Class A Stock issuable upon conversion of 170,736 shares of the Issuer's Class B Stock.
(2) Includes 84,686 shares of Class A Stock over which Mr. Schneider has shared power to vote but no power to dispose.
(3) Adjusted for the exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 19 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Gene W. Schneider Family Trust
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       400,000 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    400,000 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 400,000 shares of Class A Stock issuable upon conversion of 400,000 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 20 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The MLS Family Partnership LLLP
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       410,000 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    410,000 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     410,000 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 410,000 shares of Class A Stock issuable upon conversion of 410,000 shares of Class B Stock.
(2) Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 21 of 29 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Tina M. Wildes
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       260,608 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    260,608 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     260,608 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 177,636 shares of Class A Stock Ms. Wildes would acquire upon exercise of presently exercisable stock options and 16,956 shares of Class A Stock issuable upon conversion of 16,956 shares of Class B Stock. Also includes 26,000 shares of Class A Stock owned by her spouse and 12,333 shares that her spouse would acquire upon exercise of options.
(2) Adjusted for exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                     Page 22 of 29 Pages


ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D (this "Statement") relates to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Stock"), of UnitedGlobalCom, Inc., formerly known as New UnitedGlobalCom, Inc., a Delaware corporation (the "Issuer"). Pursuant to Rule 13d-3 under the Act, this Statement also relates to the shares of Class A Common Stock issuable upon conversion of shares of the Issuer's Class B Common Stock, par value $0.01 per share (the "Class B Stock"). The Issuer's principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO 80237.

The holders of Class A and Class B Stock and the Issuer's Class C Common Stock, par value $0.01 per share (the "Class C Stock") generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer, except for the election of directors or as specified by the Delaware General Corporation Law. The holders of the Class B Stock and Class C Stock are entitled to 10 votes per share and the holders of Class A Stock are entitled to one vote per share.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is being filed on behalf of each of the following persons: Albert
M. Carollo, Sr., Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Michael T. Fries, Kathleen Jaure, April Brimmer Kunz, Curtis Rochelle, Rochelle Limited Partnership, Marian Rochelle, Marian H. Rochelle Revocable Trust (the "MHR Trust"), Jim Rochelle, Gene W. Schneider, G. Schneider Holdings Co., Mark L. Schneider, The Fries Family Partnership LLLP (the "Fries Partnership"), The Gene W. Schneider Family Trust (the "GWS Trust"), The MLS Family Partnership LLLP (the "MLS Partnership") and Tina M. Wildes. The foregoing persons are hereinafter referred as the "Reporting Persons". Except as otherwise described herein, the Reporting Persons do not, however, admit that they constitute a group. Each of the Reporting Persons hereby agrees that this Statement is filed on behalf of each of them.

Mr. A. Carollo, Sr. is the Chairman of Sweetwater Television Company, a cable television company in Wyoming.

Mr. M. Fries is the President and Chief Operating Officer of the Issuer.

Ms. K. Jaure owns and operates a cattle ranch with her spouse.

Ms. A. Kunz is an attorney and a State Senator in Wyoming.

Mr. C. Rochelle is the owner of Rochelle Livestock and a private investor.

Mr. J. Rochelle is the owner of Rocky Mountain Furniture Store in Wyoming.

Mr. G. Schneider is the Chairman and Chief Executive Officer of the Issuer.

Mr. M. Schneider is an Executive Officer of the Issuer.

Ms. T. Wildes is a Senior Vice President of the Issuer.

The Carollo Company is a partnership organized under the laws of the State of Wyoming of which Albert M. Carollo, Sr. is the general partner.

The Albert & Carolyn Company is a trust organized under the laws of the State of Wyoming of which Albert M. Carollo, Jr. is a trustee.

The James R. Carollo Living Trust is a trust organized under the laws of the State of Wyoming of which James R. Carollo is the trustee.

CUSIP NO.: 913247 50 8               13D                     Page 23 of 29 Pages


The John B. Carollo Living Trust is a trust organized under the laws of the State of Wyoming of which John B. Carollo is the trustee.

The Rochelle Limited Partnership is a limited partnership organized under the laws of the State of Wyoming of which the Curtis Rochelle Trust is the general partner and Curtis Rochelle is the trustee of said trust.

The MHR Trust is a trust organized pursuant to the laws of the State of Wyoming of which Marian Rochelle is the trustee.

The G. Schneider Holdings Co. is a partnership organized pursuant to the laws of the State of Colorado of which Gene W. Schneider is the general partner.

The GWS Trust is a trust organized pursuant to the laws of the State of Colorado. The trustees of GWS Trust are Tina M. Wildes, Carla S. Shankle and W. Dean Salter.

The MLS Partnership is a limited liability limited partnership organized pursuant to the laws of the State of Colorado. The general partner of the MLS Partnership is The Nicole Schneider Trust of which Gene W. Schneider and John F. Riordan are the trustees and the sole beneficiary of such Trust is Mark L. Schneider's spouse.

The Fries Partnership is a limited liability limited partnership organized pursuant to the laws of the State of Colorado. The general partner of the partnership is The Amber L. Fries Trust of which William H. Hunscher, Jr. is the trustee. The sole beneficiary of such Trust is Mr. Fries' spouse.

Albert M. Carollo, Sr., Carollo Company,  Albert & Carolyn Company, and the John
B. Carollo Living Trust each has its principal business office at 602 Broadway, Rock Springs, Wyoming 82901. The James R. Carollo Living Trust has its principal business office at Box 772870, Steamboat Springs, CO 80477. Curtis Rochelle, Rochelle Limited Partnership, Marian Rochelle and MHR Trust each has its principal business office at 2717 Carey Avenue, Cheyenne, Wyoming 82001. Gene W. Schneider, G. Schneider Holdings Co., Mark L. Schneider, the GWS Trust, the MLS Partnership, Michael T. Fries, the Fries Partnership and Tina M. Wildes each has its principal business office at 4643 S. Ulster Street, Suite 1300, Denver, Colorado 80237. The address for Ms. K. Jaure is Box 321, Rawlins, Wyoming 82301. The address for Ms. A. Kunz is 6210 Brimmer Road, Cheyenne, Wyoming 82009. The address for Mr. J. Rochelle is Box 967, Gillette, Wyoming 82717.

Of the Reporting Persons, those who are individuals are all citizens of the United States of America. The occupation or employment of each Reporting Person is as indicated above and where not so indicated, such Reporting Person has no occupation or employment.

During the last five years, no Reporting Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) and no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 30, 2002, each of the Reporting Persons acquired their securities in the Issuer as a result of a merger between UGC Holdings, Inc. (formerly known as UnitedGlobalCom, Inc.) and a subsidiary of the Issuer pursuant to which UGC Holdings, Inc. survived the merger as a subsidiary of the Issuer, and the Issuer issued its own stock to the former stockholders of UGC Holdings, Inc., including the Reporting Persons. The Merger and the issuance of securities in connection therewith is more fully described in the Issuer's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-55228) filed with the Securities and Exchange Commission on January 2, 2002.

CUSIP NO.: 913247 50 8               13D                     Page 24 of 29 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

Each of the Reporting Persons currently holds its respective shares for investment purposes; however, as a result of that certain Founders Agreement and Standstill Agreement, each more fully described in Item 6 below, the Reporting Persons may be deemed to share control of the Issuer. Any of the Reporting Persons may determine to change their respective investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to their respective future course of action, a Reporting Person will take into consideration various factors, such as the Issuer's business and prospects and the market price of the Issuer's Class A Stock. Each of the Reporting Persons reserves the right, depending on other relevant factors, to acquire additional shares of any class of the Issuer's common stock in the open market or in privately negotiated transactions, to dispose of all or a portion of its respective holdings of shares of any class of the Issuer's common stock, or to change its intentions with respect to any or all of the matters referred to in this Item 4.

Other than as described herein, each of the Reporting Persons does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Each of the Reporting Persons beneficially owns (assuming conversion of Class B Stock for Class A Stock and the exercise of options for Class A Stock) the number and percentage of Class A Stock indicated below:

    Albert M. Carollo: 334,503 shares, which represents less than 1%; includes
       222,420 owned by Carollo Company
    Carollo Company:  222,420 shares, which represents less than 1%
    Albert & Carolyn Company: 222,412 shares, which represents less than 1% James R. Carollo Living Trust: 222,412 shares, which represents less than 1% John B. Carollo Living Trust: 111,200 shares, which represents less than 1% Michael T. Fries: 666,762 shares, which represents less than 1%; includes
       232,372 shares owned by the Fries Partnership
    The Fries Partnership: 232,372 shares, which represents less than 1%
    Curtis  Rochelle: 2,063,023 shares, which represents 1.8%; includes
       1,946,940 owned by the Rochelle Limited Partnership and 4,000 shares owned by K & R Enterprises, a corporation.
    Rochelle Limited Partnership: 1,946,940 shares, which represents 1.7% Marian Rochelle: 368,502 shares, which represents less than 1%; includes
       364,502 owned by the MHR Trust and 4,000 shares owned by K & R Enterprises, a corporation.
    MHR Trust: 364,502 shares, which represents less than 1%
    Jim Rochelle: 66,912 shares, which represents less than 1%
    Kathleen Jaure: 76,912 shares, which represents less than 1%
    April Brimmer Kunz:  99,956 shares which  represents less than 1%; includes
        4,000 shares owned by K & R Enterprises, a corporation
    Gene W. Schneider: 5,633,390 shares, which represents 5%; includes
        3,063,512 owned by the G. Schneider Holdings Co.
    G. Schneider Holdings Co.: 3,063,512 shares, which represents 2.7%
    Mark L. Schneider: 405,270 shares, which represents less than 1%
    The GWS Trust: 400,000 shares, which represents less than 1%

CUSIP NO.: 913247 50 8               13D                     Page 25 of 29 Pages


    The MLS Partnership: 410,000 shares, which represents less than 1%
    Tina M. Wildes: 260,608 shares, which represents less than 1%; includes
        38,333 owned by her spouse


As a result of the voting provisions of the Founders Agreement, the Reporting Persons may be deemed to be part of a "group" for purposes of Rule 13d-5(b) and each member of such "group" may be deemed to beneficially own shares of the Issuer's common stock held by the other members of such "group". To the best knowledge of each of the Reporting Persons, the parties subject to the Founders Agreement beneficially own as of January 30, 2002, a total of 11,333,862 shares of Class A Stock, which assumes the conversion of 8,870,332 shares of Class B Stock for Class A Stock and 1,752,684 shares that would be acquired upon exercise of currently exercisable options, and represents 9.9% of the outstanding shares of Class A Stock. The percentage interests stated herein are based on 104,101,643 outstanding shares of Class A Stock and 8,870,332 outstanding shares of Class B Stock as provided by the Issuer as of January 30, 2002.

Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. Holders of Class A Stock and Class B Stock vote as a single class on the election of eight of the Issuer's directors. Holders of Class C Stock vote as a separate class on the election of four of the Issuer's directors. When all classes of common stock beneficially owned by the Reporting Persons are aggregated without giving effect to the conversion of Class B Stock, the Reporting Persons may be deemed to beneficially own voting equity securities representing approximately 47% of the voting power with respect to a general election of eight of the twelve directors of the Issuer.

As described in the cover pages hereto, certain of the Reporting Persons hold in the aggregate stock options for 2,493,602 shares of Class A Stock, of which (as stated above) options for 1,752,684 shares are exercisable. Options held by these Reporting Persons generally vest in 48 equal monthly installments from the respective grant dates for the options. As a result, the number of shares of Class A Stock beneficially owned by the Reporting Persons will increase each month due to the vesting of options.

Pursuant to Rule 13d-4, except as otherwise disclosed in the cover pages hereto, each of the Reporting Persons hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Act of the shares of Class A Stock and Class B Stock held by any other Reporting Person or their transferees. In addition, Ms.
A. Kunz, Mr. C. Rochelle, and Ms. M. Rochelle each disclaim beneficial ownership of the shares of Class A Stock held by K & R Enterprises, except to the extent of their respective pecuniary interest therein.

The outstanding shares of Class C Stock are not included in the percentage calculations set forth in this Item 5 because the holders of the Class A and Class B Stock vote as one class and the holders of Class C Stock vote separately in the election of directors, which is more fully described in Item 6 below. Also, the holders of Class C Stock have entered into a Standstill Agreement, which is also more fully described in Item 6 below.

(b) Pursuant to the Founders Agreement, the Reporting Persons may be deemed to share beneficial ownership of Class A Stock and Class B Stock because the Reporting Persons thereto have agreed to vote in favor of four nominees to the Issuer's Board selected pursuant to the Founders Agreement. See Item 6 below. As a result, each Reporting Person may be deemed to have shared voting power, with respect to the election of directors, over the shares of common stock beneficially owned by each other Reporting Person. As indicated in the cover pages hereto, certain of the Reporting Persons have shared dispositive power over the shares of common stock beneficially owned by such Reporting Persons. Also, Mr. M. Schneider has no power to dispose of 84,686 shares of Class A Stock.

(c) Except for the transactions described in Item 3 above, no Reporting Person has executed any other transaction in any class of the Issuer's common stock during the past 60 days.

(d) Each Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock beneficially owned by such Reporting Person. To the knowledge of each Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by any other Reporting Person bound by the Founders Agreement.

(e)  not applicable

CUSIP NO.: 913247 50 8               13D                     Page 26 of 29 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 30, 2002, the Reporting Persons entered into a Founders Agreement that established certain obligations among themselves as holders of the Issuer's securities. Pursuant to the terms of the Founders Agreement, the Reporting Persons agreed that Albert M. Carollo, Sr., Curtis Rochelle, Gene W. Schneider and Mark L. Schneider may nominate themselves as a nominee for the Issuer's Board of Directors as long as such persons (including permitted transferees) own at least 30% of the Class B Stock that they owned on January 30, 2002. Pursuant to the terms of the Founders Agreement, the Reporting Persons have agreed to vote in favor of said nominees or such other person as may be selected by Albert
M. Carollo, Sr., Curtis Rochelle, Gene W. Schneider or Mark L. Schneider, respectively. The Founders Agreement also includes provisions regarding right of first offer with respect to any Reporting Person who desires to sell its shares in the Issuer. The Founders Agreement will terminate as to any Reporting Person when it and its permitted transferees together hold less than 10% of the class B Stock they held on January 30, 2002. A form of the Founders Agreement can be found at Exhibit 10.3 to the Issuer's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-55228) filed with Securities and Exchange Commission on January 2, 2002.

Holders of Class A and Class B Stock, voting as a single class, will elect eight of the Issuer's directors and holders of Class C Stock will elect the remaining four of the Issuer's directors. The Issuer's Board of Directors currently consists of eleven members, four of whom may be deemed to have been elected by the Reporting Persons and three of whom have been elected by the holders of the Issuer's Class C Stock. Holders of Class C Stock may also elect a fourth person to the Board, increasing the Board to twelve members. The remaining four members of the Board are nominated by the Board.

In all other matters the holders of the Class A, B and C Stock vote together. Notwithstanding, pursuant to the terms of a Standstill Agreement dated January 30, 2002, among the Issuer and Liberty Media Corporation, Liberty Global, Inc. and Liberty UCOMA, LLC, the holders of the Class C Stock have agreed to vote their shares on all such matters submitted to a vote of the Issuer's stockholders either as recommended by the Issuer's Board or in the same proportion as all other holders of the Issuer's common stock. Such Agreement terminates June 25, 2010 unless earlier terminated as provided therein. A form of the Standstill Agreement can be found at Exhibit 10.9 to the Issuer's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-55228) filed with the Securities and Exchange Commission on January 2, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

7(a) Form of Founders Agreement, substantially as executed on January 30, 2002, is incorporated by this reference from Exhibit 10.3 to the Issuer's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-55228) filed with the Securities and Exchange Commission on January 2, 2002.

7(b) Powers of Attorney dated October 30, 2001, by Rochelle Limited Partnership, Marian H. Rochelle, Marian H. Rochelle Revocable Trust, Jim Rochelle, April Brimmer Kunz and Kathleen Jaure appointing Curtis Rochelle as attorney-in-fact is incorporated by reference to the attachment to the Form 3 of Jim Rochelle filed with the Securities and Exchange Commission on January 30, 2002.

7(c) Power of Attorney dated October 30, 2001, by Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust and John B. Carollo Living Trust appointing Albert M. Carollo as attorney-in-fact is incorporated by reference to the attachment to the Form 3 of Albert & Carolyn Company filed with the Securities and Exchange Commission on January 30, 2002.

7(d) Delegation of Powers of Trustee under The Gene W. Schneider Family Trust dated January 25, 1999, by the Trustees thereof designating Tina M. Wildes as attorney-in-fact is incorporated by reference to the attachment to the Form 3 of The Gene W. Schneider Family Trust filed with the Securities and Exchange Commission on January 30, 2002.

7(e) Power of Attorney dated October 30, 2001, by The Fries Family Partnership appointing Michael T. Fries as attorney-in-fact.

CUSIP NO.: 913247 50 8               13D                     Page 27 of 29 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the following persons certify that the information set forth in this statement is true, complete and correct.


GENE W. SCHNEIDER                                 ALBERT M. CAROLLO, SR.
G. SCHNEIDER HOLDINGS, CO.                        CAROLLO COMPANY
THE MLS FAMILY PARTNERSHIP LLLP                   ALBERT & CAROLYN COMPANY
    By: The Nicole Schneider Trust                JAMES R. CAROLLO LIVING TRUST
                                                  JOHN B. CAROLLO LIVING TRUST

By: /s/ Gene W. Schneider
    --------------------------------------        By: /s/ Albert M. Carollo
    Gene W. Schneider, individually and as           -------------------------------------------
    Attorney-in-Fact                                 Albert M. Carollo, individually and as
                                                     Attorney-in-Fact
MARK L. SCHNEIDER
                                                  MICHELLE T. FRIES
                                                  THE FRIES FAMILY PARTNERSHIP LLLP
By: /s/ Mark L. Schneider                            By: The Amber L. Fries Trust
    --------------------------------------
    Mark L. Schneider
                                                  By: /s/ Michael T. Fries
                                                     -------------------------------------------
CURTIS ROCHELLE                                      Michael T. Fries, individually and as
ROCHELLE LIMITED PARTNERSHIP                         Attorney-in-Fact
    By: Curtis Rochelle Trust
MARIAN ROCHELLE                                   TINA M. WILDES
MARIAN H. ROCHELLE REVOCABLE TRUST                THE GENE W. SCHNEIDER FAMILY TRUST
JIM ROCHELLE
APRIL BRIMMER KUNZ
KATHLEEN JAURE
                                                  By: /s/ Tina M. Wildes
                                                     ------------------------------------------
By: /s/ Curtis Rochelle                              Tina M. Wildes, individually and as
    --------------------------------------           Attorney-in-Fact
    Curtis Rochelle, individually and as
    Attorney-in-Fact


CUSIP NO.: 913247 50 8               13D                     Page 28 of 29 Pages


                                  Exhibit 7(e)
                                  ------------


                                POWER OF ATTORNEY


1. By this Power of Attorney given on the 30th day of October, 2001, the undersigned stockholder (the "Founder") of UnitedGlobalCom, Inc., a Delaware corporation ("UGC"), hereby irrevocably constitutes and appoints Michael T. Fries as Attorney-in-Fact (the "Attorney") of the undersigned, with full power and authority to act in the name of and for and on behalf of the undersigned with respect to all matters arising in connection with such Founder's rights and obligations as a holder of Class B common stock of UGC, par value $.01 per share ("Class B Holder"), including but not limited to, the power and authority to take any and all of the following actions:

          (a) To execute, complete or correct on behalf of the Founder, all documents to be executed by the Founder in connection with the Founder's rights and obligations as a Class B Holder, including without limitation, filling in or amending amounts, dates and other pertinent information in that certain Agreement and Plan of Restructuring and Merger (the "Merger Agreement") to be entered into by and among UGC, New UnitedGlobalCom, Inc., Liberty Media Corporation, Liberty Media International, Inc., Liberty Global, Inc., United/New United Merger Sub, Inc., certain other Class B Holders and the Founder and any agreements or other documents related to the obligations of the Founder pursuant to the Agreement;

          (b) To make, exchange, acknowledge and deliver all such other contracts, powers of attorneys, orders, receipts, notices, requests, instructions, certificates, letters and other writings, and in general, to do all things and to take all actions, that the Attorney may consider necessary or proper to execute and give effect to the transactions contemplated the Merger Agreement as fully as could be undersigned if personally present and acting.

          (c) It being understood that with respect to documents executed by the Attorney on behalf of the undersigned pursuant to this Power of Attorney they shall be in such form and shall contain such terms and conditions as the Attorney may approved in his discretion.

2. This Power of Attorney shall be deemed coupled with an interest, shall be irrevocable, shall survive the transfer of the Founder's shares in UGC and shall not be effected by the subsequent death, eligibility, incapacity, incompetency, termination, bankruptcy, insolvency or dissolution of the Founder.

3. The undersigned ratifies all that the Attorney has done or shall do pursuant to paragraph 1 of this Power of Attorney.

4. The undersigned Founder hereby represents and warrants to the Attorney that it has all requisite power and authority to execute and deliver this Power of Attorney.

CUSIP NO.: 913247 50 8               13D                     Page 28 of 29 Pages


5. The Attorney shall be entitled to act and rely upon any statement, request, notice or instruction respecting this Power of Attorney given to the Attorney by the undersigned.

6. This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of Colorado, without regard to principles of conflicts of law.

7. This Power of Attorney may be executed in any number of counterparts, and each such counterpart shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

     IN WITNESS WHEREOF, I hereunto set my hand as of the date first above written.



                                    The Fries Family Partnership LLLP
                                    By:  The Amber L. Fries Trust,
                                         General Partner


                                         By: /s/ William H. Hunscher, Jr.
                                             -----------------------------------
                                             William H. Hunscher, Jr., Trustee